# CALIFORNIA ALL- PURPOSE
# CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of  California                          }

County of Los Angeles                    }

On April 13, 2026_____ before me,  Kandis D Ann Rowe, Notary Public_____,
<span>(Here insert name and title of the officer)</span>

personally appeared Daniel Brian Seivert_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature

(Notary Public Seal)

KANDIS D ANN ROWE
Notary Public - California
Los Angeles County
Commission # 2463414
My Comm. Expires Oct 4, 2027

---

## INSTRUCTIONS FOR COMPLETING THIS FORM

*This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.*

**ADDITIONAL OPTIONAL INFORMATION**

DESCRIPTION OF THE ATTACHED DOCUMENT

U.S. Securities And Exchange
(Title or description of attached document)

Commissions... App for Edgar Access
(Title or description of attached document continued)

Number of Pages 7   Document Date 4/13/26

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

www.NotaryClasses.com 800-873-9865

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are ) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

| Form ID Filer Information<br><br>Form ID | UNITED STATES<br>SECURITIES AND EXCHANGE COMMISSION<br>Washington, D.C. 20549<br><br>FORM ID<br>UNIFORM APPLICATION FOR ACCESS CODES TO FILE ON EDGAR | OMB APPROVAL<br><br>OMB Number 3235 0328<br><br>Estimated average burden hours per response 0.6 |
|---|---|---|

# PART 1 - APPLICATION FOR EDGAR ACCESS

(To be completed by **all applicants**)

**Existing** EDGAR account (applicant currently has an EDGAR account and Central Index Key (CIK))

| | |
|---|---|
| Existing CIK: | 0001501684 |
| Reason:<br>Indicate the reason the applicant is seeking access to an existing EDGAR account | Broker-dealer or "paper filer" seeks to **file electronically** on EDGAR. |

**Is the applicant a company or individual**

Only apply as an individual if you seek an EDGAR account for yourself as a natural person. All others should apply as a company.

| | |
|---|---|
| Company or individual: | Company |
| Company's full legal name: | ECHELON CAPITAL |
| Conformed name:<br>(the name that will appear on public EDGAR) | ECHELON CAPITAL |
| Applicant type:<br>**Select one (1) most relevant applicant type. Select "Filer" if none of the other applicant types listed below apply.** | Filer |

**ONLY FOR NON-PUBLIC DRAFT REGISTRATION/OFFERING STATEMENTS (DRS/DOS)**

A company is applying for EDGAR access to submit non-public draft registration/offering statements on submission types DRS or DOS

**No**

Selecting "Yes" will prevent the new CIK number and EDGAR account information from being made publicly available on SEC.gov until a public filing is made. This option is only available for companies who plan to submit submission types DRS or DOS.

**Applicant's mailing address and preferred contact information**

The applicant may list its own information, or information for its registered agent, law firm, or filing agent (collectively, "third-party service provider") in this section.

| | |
|---|---|
| Address is for a non-U.S. location<br>(do not select if address is for U.S. territory): | No |
| Street address (line 1): | 2321 ROSECRANS AVENUE |
| Street address (line 2): | SUITE 3285 |
| City: | EL SEGUNDO |
| State/U.S. Territory: | CALIFORNIA |
| Zip/Postal code | 90245 |
| Province/Country: | UNITED STATES |
| Telephone number: | 0000000000 |

**Violations of federal or state securities laws**

Has the applicant (company) been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

No

# PART 2 - COMPANY APPLICANT INFORMATION

(To be completed **only by applicants who are not natural persons**)

Company business information

| | |
|---|---|
| Company's Tax or Federal Identification Number: <br> **(do not enter Social Security Number)** | 273056041 |
| Legal Entity Identifier (LEI), if any: | |
| Legal name: | ECHELON CAPITAL |
| Doing business as name, if different from legal name: | ECHELON CAPITAL |
| U.S. state of incorporation: | DELAWARE |
| Foreign issuer name, if different than English name used in U.S. (enter only English characters): | |
| Fiscal year end (mm/dd): | 12/31 |
| Company's primary website, if any: | |

## Is the company in good standing in its state or country of incorporation?

Generally, this means a company is legally authorized to do business in that state or country and has filed all required reports and paid all related fees to the relevant jurisdiction.

**Yes**

## Company's primary business information

This must be the applicant company's primary business information, or that of the company's registered agent. Do not enter the address of the company's law firm or filing agent.

You must enter the actual physical address; P.O. boxes are not acceptable.

| | |
|---|---|
| Address is for a non-U.S. location <br> (do not select if address is for U.S. territory): | No |
| Street address (line 1): | 2321 ROSECRANS AVENUE |
| Street address (line 2): | SUITE 3285 |
| City: | EL SEGUNDO |
| State/U.S. Territory: | CALIFORNIA |
| Zip/Postal code | 90245 |
| Province/Country: | UNITED STATES |
| Telephone number: | 8885609027 |

## Single-Member Company?

You should select "Yes" if the company only has a single individual who acts as the sole equity holder, director, and officer (or, in the case of an entity without directors and officers, holds position(s) performing similar activities as a director and officer).

**No**

# PART 3 - ACCOUNT ADMINISTRATOR INFORMATION

(To be completed by **all applicants**)

Account administrators are individuals authorized by the applicant to manage the applicant's EDGAR account on EDGAR should the Form ID application be granted.

### Prospective Account Administrator (1)

The first account administrator listed on Form ID will be considered the applicant's EDGAR point of contact ("EDGAR POC") if the Form ID application is granted.

SEC staff will attempt to contact the EDGAR POC first, but may contact other account administrators if the EDGAR POC is not available

**Enter full legal name, including middle name:**

| | |
|---|---|
| First name. | Daniel |
| Middle name: | Brian |
| Last name: | Seivert |
| Suffix: | |
| Business title/position: | CEO & Managing Partner |

Is Prospective Account Administrator 1 the applicant (for an individual applicant), or an employee of the applicant or its affiliate (for a company applicant) ?

**Yes**

### Business address and contact information

| | |
|---|---|
| Address is for a non-U.S. location (do not select if address is for U.S. territory): | No |
| Street address (line 1): | 2321 ROSECRANS AVENUE |
| Street address (line 2): | SUITE 3285 |
| City: | EL SEGUNDO |
| State/U.S. Territory: | CALIFORNIA |
| Zip/Postal code | 90245 |
| Province/Country: | UNITED STATES |
| Email (and re-enter email): | dseivert@echelon-group.com |
| Telephone number: | 8885609027 |

### Violations of federal or state securities laws

Has the individual being authorized as Prospective Account Administrator (2) been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

**No**

**Prospective Account Administrator (2)**

The first account administrator listed on Form ID will be considered the applicant's EDGAR point of contact ("EDGAR POC") if the Form ID application is granted.

SEC staff will attempt to contact the EDGAR POC first, but may contact other account administrators if the EDGAR POC is not available

**Enter full legal name, including middle name:**

| | |
|---|---|
| First name: | Jessica |
| Middle name: | Lynn |
| Last name: | Cline |
| Suffix: | |
| Business title/position: | Vice President of Administration |

Is Prospective Account Administrator 2 the applicant (for an individual applicant), or an employee of the applicant or its affiliate (for a company applicant) ?

**Yes**

**Business address and contact information**

| | |
|---|---|
| Address is for a non-U.S. location (do not select if address is for U.S. territory): | No |
| Street address (line 1): | 2321 ROSECRANS AVENUE |
| Street address (line 2): | SUITE 3285 |
| City: | EL SEGUNDO |
| State/U.S. Territory: | CALIFORNIA |
| Zip/Postal code | 90245 |
| Province/Country: | UNITED STATES |
| Email (and re-enter email): | jcline@echelon-partners.com |
| Telephone number: | 8885609027 |

**Violations of federal or state securities laws**

Has the individual being authorized as Prospective Account Administrator (2) been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

**No**

# PART 4 - BILLING INFORMATION

(To be completed only by **company applicants and filing agents**)

Account administrators are individuals authorized by the applicant to manage the applicant's EDGAR account on EDGAR should the Form ID application be granted.

**Billing contact for SEC fee account and billing**

**Enter full legal name, including middle name:**

| | |
|---|---|
| First name: | Jessica |
| Middle name: | Lynn |
| Last name: | Cline |
| Suffix: | |
| Business title/position: | Vice President of Administration |
| Employer: | Echelon Partners - 3C Financial Partners |

**Business address and contact information**

| | |
|---|---|
| Address is for a non-U.S. location (do not select if address is for U.S. territory): | No |
| Street address (line 1): | 2321 ROSECRANS AVENUE |
| Street address (line 2): | SUITE 3285 |
| City: | EL SEGUNDO |
| State/U.S. Territory: | CALIFORNIA |
| Zip/Postal code | 90245 |
| Province/Country: | UNITED STATES |
| Email: | jcline@echelon-partners.com |
| Telephone number: | 3106944233 |

**Violations of federal or state securities laws**

Has the billing contact been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

**No**

# PART 5 - SIGNATURE

(To be completed by **all applicants**)

An authorized individual of the applicant must sign Form ID. Refer to the EDGAR Filer Manual, Volume I for the definition of authorized individual and additional relevant information.

By signing Form ID, the authorized individual authorizes the prospective account administrator(s) listed on Form ID to manage the filer's EDGAR account on EDGAR on the filer's behalf.

Enter full legal name, including middle name:

| | |
|---|---|
| First name: | Daniel |
| Middle name: | Brian |
| Last name: | Seivert |
| Suffix: | |
| Business title/position: | CEO & Managing Partner |
| Employer: | Echelon Partners - 3C Financial Partners |

## Business address and contact information

| | |
|---|---|
| Address is for a non-U.S. location (do not select if address is for U.S. territory): | No |
| Street address (line 1): | 2321 ROSECRANS AVENUE |
| Street address (line 2): | SUITE 3285 |
| City: | EL SEGUNDO |
| State/U.S. Territory: | CALIFORNIA |
| Zip/Postal code | 90245 |
| Province/Country: | UNITED STATES |
| Email: | dseivert@echelon-group.com |
| Telephone number: | 3109896119 |

## Violations of federal or state securities laws

Has the authorized individual signing this application been criminally convicted as a result of a federal or state securities law violation, or civilly or administratively enjoined, barred, suspended, or banned in any capacity (e.g., officer or director bar, prohibition from associating with brokers, dealers, investment advisers, and/or other securities entities, or bar from participation in certain industries), as a result of a federal or state securities law violation?

**No**

**Is Form ID being signed pursuant to a Power of Attorney?**

**No**

# FORM ID - NOTARIZED AUTHENTICATION

**Signature of Authorized Individual:**

**Printed Name of Signature:**

Daniel Brian Seivert

**Title of Person Signing:**

CEO & Managing Partner

**Name of Notary:**

Kandis DAnn Rowe

**Date:**

April 13, 2026

**Notary Signature & Seal to be Placed Here:**

KANDIS D ANN ROWE
Notary Public - California
Los Angeles County
Commission # 2463414
My Comm. Expires Oct 4, 2027